PROTECTIVE LIFE INSURANCE COMPANY
P. O. BOX 2606
BIRMINGHAM, ALABAMA 35202
(205) 879-9230
(A Stock Insurance Company)

Agrees with the Contract Holder to provide benefits as provided in this Group Modified Guaranteed Annuity Contract. All the terms of this Group Modified Guaranteed Annuity Contract are contained on this and the following pages.

William J. Rushton	Drayton Nabers, Jr.	Ryburn H. Bailey
Chairman	President	Secretary

PROSAVER
GROUP MODIFIED GUARANTEED ANNUITY CONTRACT
Account Value is Subject to Market Value Adjustment
Non-Participating
This is A Legal Contract
Read Your Contract Carefully

Form No. FIQA-021

SCHEDULE

GROUP CONTRACT NUMBER _____________	CONTRACT HOLDER __________________
________________________________________________________________________________
EFFECTIVE DATE ________________________________________________________________
CLASS OF ELIGIBLE PARTICIPANTS _________________________________________________
________________________________________________________________________________

JURISDICTION: This Contract is governed by the laws of the State of Alabama.

DEFINITIONS

Account Value – The sum of all Sub-Account Values.

Annuitant – Annuity payments may depend upon the continuation of the life of a person. That person is called an Annuitant and is named in the Certificate.

Annuity – A series of predetermined periodic payments.

Annuity Commencement Date – The date on which annuity payments begin. This date is elected by the Participant and is indicated on the Certificate.

Annuity Deposit – The single deposit made for each Certificate issued under the Contract. The Annuity Deposit must be at least $5,000.

Beneficiary - Primary – The person named to receive the Death Benefit under this Contract upon the death of either the Annuitant or the Participant, as applicable.
Contingent – The person named to receive the Death Benefit if the Primary Beneficiary is not living when the Annuitant or the Participant dies.
Irrevocable – One whose consent is necessary to change the Beneficiary or exercise certain other rights.

Certificate – The individual Certificate issued by the Company to a Participant or to the Contract Holder for delivery to the Participant. The Certificate summarizes the provisions of the Contract and evidences that an Annuity Deposit has been made by or on behalf of a Participant under the Contract.

Certificate Date – The date shown on the Certificate and on which the Certificate takes effect. Certificate Years are measured from the Certificate Date.

Company – Protective Life Insurance Company.

Contract Holder – The person or entity named in the Schedule.

Guaranteed Period – The period for which either an Initial or Subsequent Guaranteed Interest Rate will be credited to a Sub-Account under a Contract. Guaranteed Periods will be designated as being either “Initial” or “Subsequent”.

Home Office – 2801 Highway 280 South, Birmingham, Alabama.

Initial Guaranteed Interest Rate – The effective rate of interest, calculated after daily compounding of interest has been taken into account, which is used in determining the interest credited to a Sub-Account during the Initial Guaranteed Period. This rate is specified in each Certificate or Contract.

Market Value Adjustment – The adjustment made to a Sub-Account Value when a partial or full surrender is requested prior to the end of an Initial or Subsequent Guaranteed Period.

Net Account Value – The sum of all Net Sub-Account Values.

Net Sub-Account Value – The Sub-Account Value after application of the Market Value Adjustment and deductions for any Surrender Charges, and applicable Premium Taxes.

Participant – The person(s) eligible to participate pursuant to the eligibility requirements set forth in the Contract and for whom the Company has received an Annuity Deposit. Herein referred to as “you” or “your”.

Sub-Account – Each Annuity Deposit will be allocated to one or more Sub-Accounts as directed by the Participant. Each Sub-Account will correspond to a specific Guaranteed Period and guaranteed interest rate.

Sub-Account Value – The amount equal to that part of the Annuity Deposit allocated by a Participant to a Sub-Account or any amount transferred to a Sub-Account or Sub-Accounts at the end of a Guaranteed Period increased by all interest credited and decreased by amounts due to previous full or partial surrender (including Surrender Charges, Market Value Adjustments, and Premium Taxes thereon) and previous interest withdrawals.

Subsequent Guaranteed Interest Rate – The effective rate of interest, calculated after daily compounding of interest has been taken into account, which is established by the Company for any applicable Subsequent Guaranteed Period.

Surrender Charge – A Surrender Charge, if applicable, is deducted from any Sub-Account Value from which a partial or full surrender is made prior to the end of an Initial or Subsequent Guaranteed Period. The Surrender Charge is equal to six months of interest on the amount withdrawn from a Sub-Account Value.

Surrender Date – The date the Company receives a written request for a full or partial surrender.

Surrender Value – The amount available for a full or partial surrender.

We, Us, Our – Protective Life Insurance Company.

Writing – A written form satisfactory to the Company and filed at the Home Office of the Company in Birmingham, Alabama. All correspondence should be sent to P. O. Box 2606, Birmingham, Alabama 35202.

GENERAL PROVISIONS

Entire Contract

This Contract, any endorsements attached hereto, the Certificates, and the Application, a copy of which is attached, constitute the entire contract. All statements in the Application, in the absence of fraud, shall be deemed representations and not warranties.

Modification of Contract

No change or waiver of the terms of this Contract is valid unless made by us, in Writing, and approved by our President, Vice President, or Secretary. We reserve the right to change the provisions of this Contract and the Certificates issued under this Contract to conform to any applicable laws, regulations or rulings issued by a government agency.

Non-Participating

This Contract does not share in our surplus or profits and does not pay dividends.

Error in Age or Sex

Questions in the Application concern the Annuitant’s date of birth and sex. If the date of birth or sex given is not correct, the benefits under this Contract shall be adjusted to the amount which would have been payable at the correct age and sex. If we made any underpayments on account of any misstatement, the amount of any underpayment shall be immediately paid in one sum. Any overpayments made shall be deducted from the current or succeeding payments due under the Contract.

Assignment

Upon notice to us the Participant may assign his or her rights under this Contract. The assignment must be in Writing and filed with us. We assume no responsibility for the validity of any assignment. Any claim under any assignment shall be subject to proof of interest and the extent of the assignment.

Settlement

Any payment by us under this Contract is payable at our Home Office.

Facility of Payment

If the Annuitant or Beneficiary is incapable of giving a valid receipt for any payment, we may make such payment to whomever has assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Proof of Age

Proof of age is required before the first payment will be made under an Annuity Option involving lifetime payments.

Protection of Proceeds

To the extent permitted by law, no benefits payable under this Contract will be subject to the claims of creditors of any payee.

Annual Reports

At least once every year, we will send the Participant a report showing the Participant’s current Account Value, Sub-Account Values and interest credited.

Right to Cancel

The Participant may cancel his or her Certificate within twenty days after it is received by returning it to our Home Office, or to our Agent with a written request for cancellation. The Certificate will be as though it had never been issued. We will promptly refund any Annuity Deposit made.

Annuity Commencement Date Changes

Upon notification in Writing, a Participant may change the Annuity Commencement Date. Notification must be received at least 30 days before the proposed Annuity Commencement Date. The proposed Annuity Commencement Date the Participant selects cannot be before the end of any Guaranteed Period or later than the Contract Year closest to the Annuitant’s 85th birthday.

Participation

No person may be a Participant unless he or she is a member of the class described in the Schedule. We reserve the right to terminate this Contract as to new Participants.

CONTROL PROVISIONS

Beneficiary

The Beneficiary will be as shown in the Application. The Participant may change the Beneficiary at any time during the Annuitant’s lifetime. To make a change, we must receive a written request satisfactory to us at our Home Office. If the Beneficiary has been designated irrevocably, however, such designation cannot be changed or revoked without that Beneficiary’s written consent. Any such change will relate back to and take effect on the date the request was signed. We will not be liable for any payment we make before such request has been received and acknowledged at our Home Office. Any payment which has become due to an Annuitant and has not been paid prior to his or her death shall be paid to the Primary Beneficiary, if living; otherwise to the Contingent Beneficiary. If the Participant is not the Annuitant, the Participant may name a Beneficiary to receive payment on the death of the Participant and a different Beneficiary to receive payment on the death of the Annuitant. If the Participant is the Annuitant, then the beneficiaries must be the same.

Control

The Participant may, while the Annuitant is living, assign the Contract; surrender the Contract; amend or modify the Contract with our consent; exercise, receive and enjoy every other right and benefit contained in the Contract. The use of the rights may be subject to the consent of any assignee or irrevocable Beneficiary. Except with respect to full surrenders, joint Participants may provide that each Participant alone may exercise all rights, options, and privileges.

Death of the Annuitant or Participant

When the Annuitant dies the Beneficiary will be as provided in the Beneficiary designation then in effect. If no Beneficiary designation is in effect or if there is no designated Beneficiary living, the Participant will be the Beneficiary. If the Annuitant is the sole Participant and there is no Beneficiary designation in effect, the Annuitant’s estate will be the Beneficiary. However, if the Annuitant is a joint Participant, the Beneficiary shall be the surviving Participant.

If the sole Participant dies before the Annuity Commencement Date, the Beneficiary shall be as provided in the beneficiary designation then in effect. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the sole Participant, the Participant’s estate will be the Beneficiary.

At the first death of a joint Participant prior to the Annuity Commencement Date, the Beneficiary will be the surviving Participant.

If the Beneficiary is the surviving spouse of the deceased Participant or Annuitant, he or she may choose to receive payments under any of the Annuity Options of this Contract. For any other Beneficiary, only those options are available that provide for full payment within 5 years of the date of such Participant’s or Annuitant’s death.

If the surviving spouse of a deceased Participant is the Participant’s Beneficiary, such spouse may choose to become the Participant and continue the Certificate in force on the same terms as before such Participant’s death, and the spouse shall thereafter be the Annuitant.

Death Benefit

If the Annuitant or Participant dies before the Annuity Commencement Date, a guaranteed Death Benefit will be payable to the Beneficiary named by the Participant or Annuitant, as the case may be. The guaranteed Death Benefit will be calculated as of the date of death. If the deceased (the Annuitant or Participant, as applicable) had not yet attained age 85, the guaranteed Death Benefit will be the greater of:

a)    the Net Account Value; or

b)
the original single Annuity Deposit less amounts due to full or partial surrenders (including Surrender Charges, Market Value Adjustments, and Premium Taxes thereon) and less interest withdrawals, accumulated at 5% interest compounded annually.

If the deceased had attained age 85, the guaranteed Death Benefit will be equal to the Sub-Account Value(s) multiplied by the Market Value Adjustment(s).

The Death Benefit may be taken in one sum or under any of the Annuity Options available under the Contract if the Beneficiary is the surviving spouse of the deceased Participant or Annuitant. For any other Beneficiary, any Annuity Option selected must provide that any amount payable as a Death Benefit will be distributed within 5 years of the date of death; or, if the Annuity Option selected provides for the Death Benefit to be payable over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary, such distribution must commence within one year of the date of death.

ANNUITY DEPOSIT

To participate under this Contract, a Participant or the Contract Holder on behalf of the Participant must pay an Annuity Deposit. The Contract Holder or the Participant as the case may be, will remit to the Company any Annuity Deposit made by or on behalf of the Participant. The Annuity Deposit must be at least $5,000 and must be accompanied by a properly completed application.

Sub-Accounts

Each Annuity Deposit (less applicable Premium Taxes, if any) will be allocated to one or more Sub-Accounts as chosen by the Participant for each specified Guaranteed Period and Guaranteed Interest Rate selected by the Participant. The minimum allocation to a Sub-Account must be at least $5,000. The value of a Participant’s Sub-Accounts will be determined in accordance with the terms of this Contract. One or more Sub-Accounts are maintained for each Participant. One Certificate will be issued for each Annuity Deposit you make under the Contract. Prior to the end of a Guaranteed Period, Sub-Account Values may not be transferred from one Sub-Account to a new Sub-Account. Upon notice to us, Sub-Account Values can be transferred from one Sub-Account to a new Sub-Account at the end of a Guaranteed Period. A minimum of $5,000 must be transferred and the amount remaining in the Sub-Account after transfer must be either (1) at least $5,000, or (2) $0. We will notify you within twenty days prior to the end of a Guaranteed Period of your right to transfer. If we have not received notice from you during this period, all Sub-Account Values will be automatically transferred to a Subsequent Guaranteed Period of either (1) the same duration as your previous

Guaranteed Period if then offered by us; or (2) the shortest duration then offered by us which is closest to the same duration as your previous Guaranteed Period.

INTEREST CREDITED AND GUARANTEED PERIODS

The portion of each Annuity Deposit allocated to a Sub-Account will earn interest at the Initial Guaranteed Interest Rate for each Certificate Year during the Initial Guaranteed Period selected for that Sub-Account. A Guaranteed Period is the period of years for which a rate of interest is guaranteed. You may select Guaranteed Periods of from one to fifteen years. Other Guaranteed Periods may be offered at the Company’s discretion. However, Guaranteed Periods cannot extend beyond the Annuity Commencement Date then in effect.

At the end of any Initial Guaranteed Period, a Subsequent Guaranteed Period will begin. Unless you elect a different duration from among those then offered by us within twenty days prior to the end of the previous Guaranteed Period, your Sub-Account Value will be automatically transferred to a Subsequent Guaranteed Period of either (1) the same duration as your previous Guaranteed Period if then offered by us; or (2) the shortest duration then offered by us which is closest to the same duration as your previous Guaranteed Period.

Your Sub-Account Value at the beginning of any Subsequent Guaranteed Period will be equal to your Sub-Account Value at the end of the previous Guaranteed Period. The Sub-Account Value will earn interest at the Subsequent Guaranteed Interest Rate for each Certificate Year in the Subsequent Guaranteed Period. At the Participant’s request within twenty days prior to the end of the Subsequent Guaranteed Period, the Company will notify the Participant of the then effective Subsequent Guaranteed Interest Rate. The actual Subsequent Guaranteed Interest Rate will be determined at the beginning of the Subsequent Guaranteed Period.

PREMIUM TAXES

Premium Taxes (including any related retaliatory taxes, if any) will be deducted, if applicable. Premium Taxes may be deducted, as provided under the applicable law, from the Annuity Deposit when received, upon full or partial surrender, or from the amount applied to effect an Annuity at the time the annuity payments commence.

SURRENDERS – TERMINATION

Full surrenders may be made at any time. Partial surrenders may only be made if each remaining Sub-Account Value is at least $5,000. The Participant must specify the Sub-Accounts from which the partial surrender is to be made. If the Sub-Account specified has the same Guaranteed Period as any other Sub-Account, the partial surrender must come from the Sub-Account with the shortest time remaining in the Guaranteed Period.

A Surrender Charge, if applicable, will be applied to a full or partial surrender requested prior to the end of a Guaranteed Period. The Surrender Charge is equal to six months of interest on the amount withdrawn from the Sub-Account Value. Interest will be computed at the same interest rate we are crediting the Sub-Account from which the full or partial surrender is made. The Surrender Charge will be deducted from the Sub-Account Value from which the full or partial surrender is made. A Surrender Charge will apply during the first seven years of all Initial Guaranteed Periods. A Surrender Charge will also apply during the first seven years of all Subsequent Guaranteed Periods. A Surrender Charge will not be deducted after the first seven years of each Initial or Subsequent Guaranteed Periods with a duration greater than seven years.

Surrender Charges and Market Value Adjustments will not apply to full or partial surrenders made at the end of an Initial or Subsequent Guaranteed Period. The Surrender Value will equal the Sub-Account Value on this date. A request for a surrender at the end of an Initial or Subsequent Guaranteed Period must be received in Writing within twenty days prior to the end of such Initial or Subsequent Guaranteed Period.

For all full or partial surrenders made prior to the end of an Initial or Subsequent Guaranteed Periods, the Surrender Value will be calculated as of the Surrender Date by the Company as follows:

[(A x B) – SC] where:

A     =     the Sub-Account Value of the Sub-Account from which a full or partial surrender is requested

B     =     the Market Value Adjustment described on page 11

SC     =     the Surrender Charge plus any unpaid Premium Taxes, if applicable

The Company may defer payment of any partial or full surrender for the period permitted by law. In no event will this deferral of payment exceed 6 months from the date of receipt of the election to surrender partially or fully.

Waiver of Surrender Charges

The Company will waive any applicable Surrender Charges in the event you, at any time after Certificate Year 1, enter for a period of at least ninety (90) days a facility which is: (1) licensed by the State, and (2) qualifies as a skilled nursing home facility under Medicare or Medicaid. Written proof satisfactory to the Company must be submitted. A Market Value Adjustment will be imposed however, if applicable.

Interest Withdrawals

If the Participant notifies the Company in Writing at any time during the current Certificate Year, the Company will send the Participant all or a portion of the interest credited during the prior Certificate Year. You may only make one withdrawal during a Certificate Year. No Surrender Charge or Market Value Adjustment will be imposed on such interest withdrawals.

MARKET VALUE ADJUSTMENT

The formula which will be used to determine the Market Value Adjustment is:

1 + g N/12
1 + c

g    =    The Guaranteed Interest Rate in effect for the current Guaranteed Period (expressed as a decimal, e.g., 1% = .01)

c     =    The current Guaranteed Interest Rate that the Company is offering for a Guaranteed Period of the same duration measured in months as represented by N (expressed as a decimal, e.g., 1% = .01)

N     =    The number of months from the Surrender Date to the end of the current Guaranteed Period.

ANNUITY OPTIONS

Annuity Benefit

If the Annuitant is alive on the Annuity Commencement Date and unless directed otherwise, the Company will apply the Net Account Value according to the Annuity Option elected.

A Participant may elect to have all or a part of the Net Account Value applied on the Annuity Commencement Date under any of the Annuity Options described below. In the absence of an election, the Net Account Value will be applied on the Annuity Commencement Date under Option 2 – Life Income with Payments for a 10 Year Guaranteed Period.

Elections of any of these options must be made in Writing to the Company within 30 days prior to the date such election is to become effective.

The first payment under any Annuity Option shall be made one month following the Annuity Commencement Date. Subsequent payments shall be made in accordance with the manner of payment selected.

The Participant, or in the case the Participant shall not have done so, the Beneficiary after the death of the Annuitant, may elect in lieu of payment in one sum, that any amount or part thereof due by the Company under this Contract to the Beneficiary shall be applied under any of the Annuity Options stated below if the Beneficiary is the surviving spouse of the deceased Participant or Annuitant. For any other Beneficiary, only those options are available that provide for full payment within 5 years of the date of such Participant’s or Annuitant’s death. Such election must be made within one year after the death of the Annuitant by written notice to the Home Office of the Company. If the Annuitant dies on or after the Annuity Commencement Date and before all of the benefits under the Annuity Option selected have been paid, any remaining portion of such benefits will be paid out at least as fast as under the Annuity Option being used when the Annuitant dies.

An Annuity effected under a Certificate may not be surrendered after the commencement of annuity payments.

Annuity Options

Option 1 – Payment For a Fixed Period. Equal monthly payments will be made for any period of not less than 5 nor more than 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates we are using when the first payment is due.

Option 2 – Life Income with Payments for a Guaranteed Period. Equal monthly payments are based on the life of the named Annuitant. Payments will continue for the lifetime of that person with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

Option 3 – Payments of a Fixed Amount. Equal monthly payments will be for an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective interest rate of 4% per year. Payments continue until the amount we hold runs out. The last payment will be for the balance only.

Option 4 –The total amount applied may be used to purchase an Annuity of any kind issued by us on the date this option is elected.

Minimum Amounts – We reserve the right to pay the total amount of this Contract in one lump sum, if less than $5,000. If monthly payments are less than $1000, we may make payments quarterly, semi-annually, or annually, at our option.

All elected Annuity Options must comply with current Federal and state statutes and Internal Revenue Service Regulations. If we have available, at the time an Annuity Option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits shall apply.

ANNUITY TABLES

The attached Annuity Tables show the dollar amount of the monthly payments for each $1,000 applied. The tables are based on the 1983 Individual Annuity Mortality Table A projected 4 years with interest at 4% per annum.

MINIMUM MONTHLY PAYMENT RATES FOR EACH $1,000 APPLIED
OPTION 1 TABLE		OPTION 2 TABLE
Payments For Fixed Period		Life Income With Payments For A Guaranteed Period
			10 Years		20 Years
Years	Monthly Payment	Age of Payee	Male	Female	Male	Female
5	$18.32	59	$5.29	$4.83	$4.98	$4.68
6	15.56	60	5.40	4.92	5.04	4.74
7	13.59	61	5.51	5.01	5.10	4.81
8	12.12	62	5.63	5.10	5.17	4.88
9	10.97	63	5.75	5.21	5.24	4.95
10	10.06	64	5.88	5.32	5.30	5.02
11	9.31	65	6.02	5.43	5.37	5.09
12	8.69	66	6.16	5.55	5.43	5.17
13	8.17	67	6.31	5.68	5.49	5.24
14	7.72	68	6.47	5.82	5.55	5.31
15	7.34	69	6.63	5.97	5.60	5.38
16	7.00	70	6.79	6.12	5.65	5.45
17	6.71	71	6.96	6.28	5.70	5.51
18	6.44	72	7.13	6.45	5.74	5.58
19	6.21	73	7.31	6.63	5.78	5.64
20	6.00	74	7.48	6.81	5.82	5.69
21	5.81	75	7.66	7.00	5.85	5.74
22	5.64	76	7.84	7.20	5.88	5.78
23	5.49	77	8.02	7.40	5.90	5.82
24	5.35	78	8.20	7.60	5.92	5.85
25	5.22	79	8.37	7.81	5.94	5.88
26	5.10	80	8.54	8.10	5.96	5.91
27	5.00	81	8.70	8.21	5.97	5.93
28	4.90	82	8.85	8.41	5.98	5.95
29	4.80	83	8.99	8.59	5.98	5.96
30	4.72	84	9.12	8.77	5.99	5.97
		& over	9.25	8.93	5.99	5.98

Rates for monthly payments for ages not shown in the above tables will be calculated on the same basis as those shown and may be obtained from us. The basis for these calculations is the 1983 Individual Annuity Mortality Table A projected 4 years with interest at 4% per annum.